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                      EXHIBIT 1.(8)(e)


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                        NOTICE OF CANCELLATION RIGHT

     We are pleased to welcome you as a variable life insurance policy owner of General American Life Insurance Company. It is our hope that this policy will be an important part of your investment and insurance program for many years to come.

     You have selected a variable life insurance contract. To the extent that you have directed premium dollars into variable funds described in the prospectus, contract benefits will depend on the investment experience of those funds. Because this is a "variable" insurance contract, the Securities and Exchange Commission requires that we provide you with this notice that you have the right to examine and cancel this contract. Please read it immediately and carefully and keep it with your policy and other important records.

     If you decide to cancel and return the policy within the time indicated below, you are entitled to a refund of all premiums paid.

     1.   20 days from delivery of your contract;
     2.   45 days from the date you completed the application;
     3.   10 days from the day of mailing this notice.

     In determining whether or not to cancel your contract, you should consider your needs and other reasons which motivated you to purchase the contract, the projected cost of your contract, and your ability to make payments.

     If you should decide to cancel this contract after the times set out above, you will be subject to various charges set out in this prospectus.

     If you should decide to cancel your contract under this special cancellation right, complete the enclosed form and return it along with your contract. The postmark on the return envelope must be on or before the deadline described above.

     Once again, thank you for selecting General American. Our toll free Variable Life Service Number is 1-800-638-9294. Your personal agent is XXXXXX whose phone number is XXXXXX.

CancNotc